May 31, 2010


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:     NASB Financial, Inc.
        Form 10-K for fiscal year ended September 30, 2009
        File Number: 000-24033


Dear Sir or Madam:

The following are in response to the items noted in your letter dated April 29, 2010:

1. Future Form 10-K filings will be revised to provide a more detailed discussion of our guarantor arrangements for construction and development and commercial real estate loans as follows:

The Bank typically obtains full personal guarantees from the primary individuals involved in the transaction. Guarantor's financial statements and tax returns are reviewed annually to determine continuing ability to perform under such guarantees. The decision to seek a judgment under a personal guarantee is typically made at the time of foreclosure. During Fiscal 2009, the Bank collected deficiency judgments totaling $175,000 from guarantors subsequent to foreclosure or charge-off.


2. Future Form 10-K filings will be revised to provide a more detailed discussion of our loan review procedures for commercial real estate loans as follows:

At least once during each calendar year, a review is prepared for each loan over $1 million, including a review of financial information and an inspection of the collateral. It is management's opinion that loans over $1 million comprise the predominate risk to the portfolio, totaling approximately 76% of all commercial real estate loans. Financial information, such as tax returns, is requested annually for all commercial real estate loans, which is consistent with industry practice, regardless of size, and the bank has sufficient monitoring procedures in place to identify potential problem loans. A loan is deemed impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Any loans deemed impaired, regardless of their balance, are reviewed by management at the time of the impairment determination, and monitored on a quarterly basis thereafter, including calculation of specific valuation allowances, if applicable. There were no charge-offs of commercial real estate loans in excess of $1 million during the fiscal year ended September 30, 2009.


3. Future Form 10-K filings will be revised to include the following disclosures related to modifications of construction and development loans:

At September 30, 2009, the Bank had permitted extensions for 419 loans, totaling $240.1 million, in its construction and development loan portfolio. The reason for the extensions related primarily to the fact that homes and lots are selling slower in the current economic environment. Such extensions are accounted for as TDRs if the restructuring is related to the borrower's financial difficulty, and if the Bank made concessions that it would not otherwise consider. In order to determine whether or not an extension should be accounted for as a TDR, management reviewed the borrower's current financial information, including an analysis of income and liquidity in relation to debt service requirements. The majority of these extensions did not result in a reduction in interest rate or principal balance. At September 30, 2009, the Bank had TDRs in its construction and development loan portfolio of $14.9 million.


4. During the year we modified $49.6 million in commercial real estate loans. However, of those modifications, only loans with a balance of $4.5 at September 30, 2010 were classified as TDRs. A restructuring of debt is considered a Troubled Debt Restructuring (TDR) if, because of a debtor's financial difficulty, a creditor grants concessions that it would not otherwise consider. The majority of our commercial real estate loan modifications did not meet this criteria.


5. All modifications for major loan products during the fiscal year were disclosed in our previous response, including a description of the primary terms modified. Future Form 10-K filings will be revised to include the following disclosure related to loan modifications:

In order to determine whether or not an extension should be accounted for as a TDR, the borrower's current financial information is reviewed, including an analysis of income, assets and credit history. In addition, a market analysis of the property is prepared. All pertinent information, including debt service requirements, is considered.


6. As noted in our prior response, loans classified as loss are essentially loans that have been deemed impaired in accordance with GAAP. The amount classified as loss is the measured impairment. If such loans are subsequently deemed uncollectible, they will be written off. As the property has not been charged-off, foreclosed, or otherwise liquidated, loans classified as loss are not included the Bank's historical foreclosure frequency and loss severity ratios which are used as a component of calculating ALLL. If such loans classified as loss at September 30, 2009 were included when calculating these ratios, it would not have the following impact on our estimate of general reserves:





Foreclosure Frequency x Severity Ratios:

                                  21 Month        Including Loans        Used to Calculate
                                 Historical      Classified as Loss        Required ALLL
                               ------------------------------------------------------------
Residential loans:
     Agency conforming              0.2%            0.3%                    0.3%
     Non-conforming                 0.3             1.3                     0.9
     Second mortgages               0.9             3.4                     2.4
Commercial loans                    0.1             0.4                     0.8
Construction and
   development loans                0.5             0.9                     1.5
Installment loans                   0.2             0.6                     3.0



An increase in the required ALLL reserves for residential non-conforming loans to 1.3%, as noted above, would increase the required ALLL for that category by $230,000.
An increase in the required ALLL reserves for residential second mortgage loans to 3.4%, as noted above, would increase the required ALLL for that portfolio by $80,000.
Considering the imprecise nature estimating the required level of ALLL, management does not believe that these increases are material in relation to the total ALLL at September 30, 2009, which totaled $20.7 million.
Additionally, it is management's opinion that such loans should not be included if they are continue to be deemed collectible. The company will begin including loans classified as a loss when calculating historical foreclosure frequency and severity rations if foreclosure is likely, or the loan is otherwise deemed uncollectible.


7. We performed a shock analysis for the purpose of analyzing declines in property values in connection with our estimate of ALLL. For purposes of this analysis, the loan portfolio was divided among various loan types (commercial, construction, land, etc) and original loan-to-value ranges (<79%, 80-89%, 90-99%, and >=100%).
We applied the foreclosure frequency and ratios used to calculate our required ALLL, assuming that such results for the entire portfolio were realized in accordance with these ratios. This calculation resulted in a potential loss of $11.6 million

We created three additional scenarios by shocking property values with a 10%, 20% and 30% decrease, reallocating loans within the appropriate LTV buckets. Additionally, we increased the foreclosure severity ratios by 10%, 20% and 30% in each scenario (i.e., property values decreased 10% and severity ratios increased 10% in scenario 1). Such calculations resulted in a potential loss of $13.9 million, $16.5 million, and $19.4 million, respectively. While we recognize that the process is computed at a high-level and based on original values, we feel that is provided additional evidence for determining the reasonableness of our ALLL. It is management's opinion that the estimate of loss is conservative because it is applied to the entire portfolio. While some areas of the country have seen property declines in excess of 30%, the majority of the Bank's portfolio is located within the Midwest (primarily
Missouri and Kansas), which has experienced some of the lowest declines in property values.


8. The following will be added to the Summary of Significant Accounting Policies in the Annual Report regarding our representations and warranties reserve:

The Bank issues various representations and warranties and standard recourse provisions associated with the sale of loans to outside investors, which may require the Bank to repurchase a loan that defaults or has identified defects, or to indemnify the investor in the event of a material breach of contractual representations and warranties. Such provisions related to early payoff and early payment default typically expire 90 to 180 days after purchase.
Repurchase obligations related to fraud or misrepresentation remain outstanding during the life of the loan.

During the fiscal year ended September 30, 2009, the Bank established reserves related to various representations and warranties that reflect management's estimate of losses based on various factors. Such factors include estimated level of defects, historical repurchase demand, success rate in avoiding claims, and projected loss severity.
Reserves are established at the time loans are sold, and updated during their estimated life. Although an investor may demand repurchase at any time, most occur within the first two to three years following origination. During the last six fiscal years, the Bank sold loans with recourse totaling $6.7 billion, of which $3.9 billion remain outstanding at September 30, 2009. It is management's estimate that the total recourse associated with such loans is $1.1 million. Prior to Fiscal 2009, losses related to such representations and warranties were minimal.

During the fiscal year ended September 30, 2009, the Bank experienced increased losses resulting from investor charges for loans with defects, repurchased loans, and early prepayment and early default penalties. This trend accelerated during the last half of the fiscal year. We repurchased or incurred losses or penalties on loans with balances of $12.4 million during fiscal year 2009. We incurred losses on these loans of $841,000 during fiscal year 2009. The reserve for such losses is included in "Accrued expenses and other liabilities" in the Bank's consolidated financial statements, and totaled $1.1 million at September 30, 2009. Repurchased loans are recorded at fair value and evaluated for impairment in accordance with Generally Accepted Accounting Principles (GAAP).

The following table presents the activity in the reserve related to representations and warranties for 2009. Dollar amounts are expressed in thousands.

Balance at beginning of year        $    --
Additions to reserve                  1,904
Losses and penalties incurred          (841)
                                     --------
Balance at end of year              $ 1,063
                                     ========

9. The following will be added to the Summary of Significant Accounting Policies in the Annual Report regarding our representations and warranties reserve:

The increase in repurchase loans and settlement losses related primarily to weak economic conditions, as investors made increased demands associated with the higher level of loans in default. The Bank has had some success in avoiding claims. During Fiscal 2009, the Bank successfully cleared nine out of thirty-two, or twenty-eight percent, of the repurchase requests that it received. This success rate is one indicator of future losses, but it is affected by various factors such as the type of claim and the investor making the claim. To the extent that economic conditions, particularly the housing market, do not recover, it is management's opinion that the Bank will continue to have increased loss severity on repurchased loans, resulting in further additions to the reserve.
However, the Bank began to tighten underwriting standards in mid 2008, so it expects a lower level of repurchase requests for loans originated thereafter.


10.  Market prices for all mortgage backed securities
(those held for sale and those held for investment) are obtained through non-binding quotes from broker dealers, as these securities do not trade in an active market. Binding quotes are not obtained because we are not actively trying to sell these securities. These quotes are based on actual transactions for similar assets, and are reviewed by management for reasonableness in relation to current market conditions. Such quotes are obtained from experienced brokers who have an established relationship with the Bank and deal regularly with these types of assets. We do not make any adjustment to the quotes received from broker dealers. As these quoted market prices relate to similar assets in markets that are not active, they are classified as Level II within the fair value hierarchy.


If you have additional questions or comments, you may contact me via telephone at 816-765-2200 or e-mail at rnyhus@nasb.com.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer